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Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Useful Articles

- Valuation Cap
- SAFE (Simple Agreement For Future Equity)
- Legal Primer For Founders
- What Is A SAFE?
- Pre-Money Valuation
- Will Investors Contact Me Directly?
- Financial Requirements: Regulation Crowdfunding
- Revenue Share
- How Does Preferred Stock Work?
- Getting Started On Your Wefunder Campaign

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Clew
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Clew's Core
Company
Values
Clew is a countertop food waste recycling appliance that creates a simple way to reduce waste in your own home.
Our mission is to build consciousness between people, their resource use, and its effects on our environment.
The greatest amount of food waste happens in the home.
Food waste reduction is the most effective solution to climate change.
Clew plans to design with the Circular Economy at the forefront of our products.

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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Less than 3% of applicants are accepted. We only consider those who provide personal references. Can you vouch for John?

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.